Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	3Q08 Earnings Release
2.	Minutes of a Meeting of the Board of Directors held on November 5, 2008

São Paulo, November 5, 2008 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuels distribution(Ultragaz/Ipiranga), the production of chemicals (Oxiteno), as well as integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the third quarter of 2008.

IR Contact

E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference Call

National Conference Call
Date: November 7, 2008
11.00 a.m. (local time) / 8:00 am (US EST)
Telephone for connection: 55 11 2188-0188
Code: Ultrapar

International Conference Call
Date: November 7, 2008
12.30 pm (local time) 9:30 am (US EST)
Participants in Brazil: 0800 891 0015
US Participants: 1(800) 860-2442
International Participants: + 1(412) 858-4600
Code: Ultrapar

In August 2008 we announced the signing of the agreement to acquire the Texaco branded fuels marketing business in Brazil, consolidating our number 2 ranking position in the Brazilian market and reaching nationwide coverage. In October we closed the acquisition of União Terminais, announced in June, for the operations in Santos and Rio de Janeiro. In this third quarter of 2008 our results again positively progressed, reporting growth in sales volume, EBITDA and net earnings.

➢ ULTRAPAR´S REVENUES GROW IN ALL BUSINESS UNITS IN 3Q08 COMPARED TO 3Q07

➢ ULTRAPAR´S EBITDA REACHES R$ 263 MILLION IN 3Q08, UP 20% AND 6% FROM 3Q07 AND 2Q08, RESPECTIVELY

➢  NET EARNINGS REACHES R$ 117 MILLION, 374% AND 12% HIGHER THAN 3Q07 AND 2Q08, RESPECTIVELY

Ultrapar Participações S.A. UGPA4 = R$ 50.49/share UGP = US$ 25.02/ADR 09/30/08)
“It was with great pleasure that we accomplished another important stage in our business growth plan during this quarter, with the acquisition of Texaco, taking Ultrapar up to a new level of size and scale. This acquisition, combined with the acquisition of União Terminais and the additional production capacity at Oxiteno coming on stream, give us prospects of significant gains over the next years through operational improvement, larger operational scale and the capture of synergies, reinforcing the company's strength and resilience and placing it in a good position to face a more challenging economic environment which is likely to take place in 2009.”

Pedro Wongtschowski – CEO

Summary of the Third Quarter of 2008

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar´s consolidate all the businesses acquired from 2Q07 onwards. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”). After the exchange of shares issued by Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga by those issued by Ultrapar in 4Q07 (“Share Exchange”), the correspondent portion of the minority interest in those companies was reduced and since October 2007 Ultrapar has been consolidated 100% of the earnings of those companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation, retrospectively. The references to the term "Ipiranga", consequently, refer to the fuel and lubricant distribution businesses acquired in the South and Southeast of Brazil and related activities.

Profit and Loss Data Ultrapar Consolidated	3Q08	3Q07	2Q08	Δ (%) 3Q08v3Q07	Δ (%) 3Q08v2Q08	9M08	9M07	Δ (%) 9M08v9M07
Net Sales and Services	7,739	6,163	6,992	26%	11%	20,658	13,518	53%
Gross Profit	534	479	488	12%	9%	1,488	1,179	26%
Operating Profit	178	137	163	30%	9%	480	349	37%
EBITDA	263	218	248	20%	6%	733	558	31%
Net Earnings	117	25	104	374%	12%	311	99	214%
Earnings per share[1]	0.86	0.30	0.76	183%	12%	2.28	1.22	87%
Amounts in R$ million (except for EPS)
¹ Calculated based on the weighted average of the number of shares during the period.

Operational Data Ultragaz	3Q08	3Q07	2Q08	Δ (%) 3Q08v3Q07	Δ (%) 3Q08v2Q08	9M08	9M07	Δ (%) 9M08v9M07
Total Volume ('000 tons)	433	411	411	5%	5%	1,210	1,181	2%
Bottled	290	279	278	4%	4%	817	795	3%
Bulk	143	132	133	8%	7%	393	386	2%

Operational Data Ipiranga	3Q08	3Q07	2Q08	Δ (%) 3Q08v3Q07	Δ (%) 3Q08v2Q08	9M08	9M07	Δ (%) 9M08v9M07
Total Volume ('000 m³)	3,175	2,860	3,063	11%	4%	8,955	8,187	9%
Diesel	1,884	1,711	1,847	10%	2%	5,287	4,894	8%
Gasoline	775	749	733	4%	6%	2,228	2,234	0%
Ethanol	374	252	332	48%	13%	1,006	631	59%
NGV (Natural Gas for Vehicles)	62	65	64	(4%)	(3%)	191	194	(1%)
Fuel oils and kerosene	47	47	48	1%	(1%)	137	133	3%
Lubricants and greases	33	36	39	(8%)	(15%)	105	102	2%

Operational Data Oxiteno	3Q08	3Q07	2Q08	Δ (%) 3Q08v3Q07	Δ (%) 3Q08v2Q08	9M08	9M07	Δ (%) 9M08v9M07
Total Volume ('000 tons)	152	171	146	(11%)	4%	434	479	(9%)
Product mix
Specialties	131	133	134	(1%)	(2%)	387	367	5%
Glycols	21	38	12	(46%)	74%	47	112	(58%)
Geographical mix
Sales in Brazil	105	112	101	(6%)	4%	305	351	(13%)
Sales outside Brazil	46	59	45	(22%)	2%	129	129	0%

Operational Data Ultracargo	3Q08	3Q07	2Q08	Δ (%) 3Q08v3Q07	Δ (%) 3Q08v2Q08	9M08	9M07	Δ (%) 9M08v9M07
Effective storage[3] ('000 m3)	304	292	295	4%	3%	300	277	8%
Total kilometrage travelled (million)	9.1	8.3	8.8	9%	3%	25.8	25.7	0%
³Monthly average

Macroeconomic Indicators	3Q08	3Q07	2Q08	Δ (%) 3Q08v3Q07	Δ (%) 3Q08v2Q08	9M08	9M07	Δ (%) 9M08v9M07
Average exchange rate (R$/US$)	1.668	1.916	1.656	(13%)	1%	1.687	2.002	(16%)
Brazilian basic interest rate (CDI)	3.2%	2.8%	2.7%			8.8%	9.0%
Inflation in the period (IPCA)	1.1%	0.9%	2.1%			4.8%	3.0%

Highlights

➢
Acquisition of Texaco – On August 14, 2008 Ultrapar, through its subsidiary Sociedade Brasileira de Participações Ltda., signed a sale and purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (jointly “Chevron”) for the acquisition of 100% of the shares of Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron, which hold the Texaco-branded fuels marketing business in Brazil (“Texaco”). The enterprise value of the acquisition is R$ 1,161 million, subject to working capital and net debt adjustments on the closing date. Texaco markets fuels in the whole Brazilian territory, except for the state of Roraima, through a network of approximately 2,000 services stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. In 2007 Texaco sold 6.7 million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, representing 9% market share in Brazil. In the Central West, Northeast and North regions, where Ultrapar will start to operate through this acquisition, Texaco is the second largest company with a 9% market share in 2007. The combination with Texaco will create a nationwide fuels marketing business, with a network of more than 5,000 service stations and a 23% market share, allowing an improved positioning to capture the growth of the market and stronger competitiveness through the larger operational scale. Through these elements, Ultrapar has the objective of generating profitability in the combined business at least at the current levels of Ipiranga. To ensure a gradual and organized transition process of brand names, the transaction terms include the license use of Texaco brand names family, already considered in the acquisition value, for up to 5 years. Closing will occur after the fulfillment of certain customary conditions precedent and the segregation of the lubricant and oil exploration activities, which currently form part of Chevron Brasil Ltda, to other Chevron’s legal entities.

➢
Closing of the acquisition of União Terminais – On October 13, 2008 Ultrapar, through Ultracargo, closed the purchase of the shares equivalent to 100% of the paid up capital of União Terminais, with the payment of R$ 465 million and the assumption of the company's net debt, which amounted to R$ 35 million on September 30, 2008. Prior to the closing of the transaction, União Terminais had its stake held in União Vopak Armazéns Gerais Ltda. (“União Vopak”) spun-off from its shareholders’ equity, with the transfer of the spun-off net assets comprised by the totality of its stake in União Vopak, owner of the port terminal at Paranaguá (state of Paraná), to a subsidiary of Unipar, given that all the precedent conditions related to this asset have not yet been accomplished. The closing related to the stake in União Vopak and its respective payment will occur as soon as all the precedent conditions are accomplished. Ultracargo will start to consolidate the operations of União Terminais in Santos (SP) and Rio de Janeiro (RJ) in 4Q08.

➢
Start-up of operational expansions at Oxiteno – Oxiteno's production capacity expansion, scheduled to start operations on 2H08, have been completed, including (i) the operational start-up of the oleochemical unit, with a production capacity of approximately 100,000 tons of fatty alcohols and by-products; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38,000 tons to the production capacity of this product and (iii) the expansion of the ethoxylate and ethanolamine production at Camaçari, adding 120,000 tons to the capacity of these products. These expansions aim at replacing imports, mainly in the agrochemical, cosmetics & detergents and paint & varnishes segments, and should have a positive impact on the company's earnings from 4Q08 onwards.

Executive Summary of Quarterly Results

Executive Summary of Quarterly Results

The automotive segment continued to show significant growth during 3Q08, recording a 22% increase in the number of the new vehicles registered, compared to 3Q07. For September 2008 year-to-date, the growth in the number of vehicles registered increased 27%, compared to 9M07, a period which had already increased by 27% on 9M06, thus resulting in the expansion of Brazilian vehicle fleet. The increase in vehicle fleet, combined with the measures to improve legislation and inspection in the fuels market, have had a positive influence on Ipiranga's sales volume, which increased 11% in 3Q08 when compared to 3Q07. The growth in sales volume and consequent operational leverage, enabled Ipiranga to report EBITDA of R$ 142 million in this quarter, up 35% compared to the same period in 2007.

At Ultragaz, the volume sold in 3Q08 increased 5% compared to 3Q07, as a result of commercial initiatives implemented by the company in the bottled segment and the higher consumption by a major client from the bulk segment. Compared to 2Q08, sales volume was up by 5%, mainly as a result of seasonal variation between the two periods. Ultragaz´s EBITDA was R$ 66 million in 3Q08, 7% and 22% up on 3Q07 and 2Q08, respectively, as a result of the increase in sales volume and the commercial initiatives and cost reduction measures implemented.

At Oxiteno commercial initiatives introduced by the company over the last 12 months and the significant improvement in sales mix more than offset higher raw material unit costs in dollar, the appreciation in the Brazilian Real and the impact in volume and costs related to the scheduled stoppages at certain production units, enabling the company to report EBITDA of R$ 43 million in 3Q08, up 19% on 3Q07. Compared to 2Q08, EBITDA was 63% up, as a result of the increase in sales volume and recovery in average prices in dollar terms. In this quarter EBITDA per ton at Oxiteno amounted to US$ 172/ton, up 54% and 56% on 3Q07 and 2Q08, respectively.

Ultracargo reported a 4% increase in effective storage and a 9% rise in kilometres traveled compared to 3Q07, as a result of (i) expansion carried out at the Aratu terminal, (ii) increase in the amount of chemicals and ethanol handled at the Santos terminal and (iii) new integrated logistics operations, which resulted in a 21% increase in net revenues in 3Q08, compared to 3Q07. EBITDA in 3Q08 totaled R$ 11 million, compared to R$ 12 million in 3Q07, basically as a result of higher costs in the transport segment, and higher personnel expenses as a result of collective wage agreements. Compared to 2Q08, EBITDA at Ultracargo was 35% up, mainly due to the increase in the amount handled at Aratu, Santos and Suape terminals, and the additional revenue from the start-up of new businesses.

Ultrapar's consolidated EBITDA in the quarter amounted to R$ 263 million, up 20% on 3Q07 as a result of an improvement in the operational results of its businesses. Consolidated net earnings in 3Q08 amounted to R$ 117 million, 374% up on 3Q07, basically due to (i) a 20% increase in EBITDA, (ii) the temporary effects on net debt and minority interest in 3Q07 related to Ipiranga´s acquisition, and (iv) the renewal of tax benefits at Oxiteno’s unit at Camaçari in 4Q07.Executive Summary of Quarterly Results

Operational Performance

Ultragaz – According to ANP (Brazilian National Oil Agency), the Brazilian LPG market increased by 4% in 3Q08, compared to the same period of the previous year. In 3Q08, Ultragaz’s sales volume amounted to 433,000 tons, up 5% on the sales volume reported in 3Q07, higher than the market growth rate. Ultragaz's sales volume in the bulk segment was up 8% on 3Q07, as a consequence of the temporary consumption of a major client and the winning of new clients. In the bottled segment, sales volume was up 4% compared to the same period in 2007, basically as a result of commercial initiatives implemented by the company. Compared to 2Q08, Ultragaz's sales volume increased by 5%, as a result of the seasonal variation between the two periods and increased sales in the bulk segment. In 9M08, sales volume amounted to 1,210,000 tons, up 2% on the same period in 2007.

Ipiranga – The increase in vehicle sales and measures to improve legislation and inspection implemented in the fuel distribution sector had been positively influencing Ipiranga´s sales volume. In 3Q08, the volume sold amounted to 3,175,000 cubic meters, an 11% increase compared to 3Q07. The combined volume of gasoline, ethanol and NGV increased by 14% (146,000 cubic meters), with emphasis to the 48% increase in hydrated ethanol sales, largely driven by the 21% increase in the sale of flex-fuel vehicles in 3Q08 compared to 3Q07 and the increase in the volume sold by Sindicom members compared to the total volume sold in the fuels market from 57% in 3Q07 to 59% in 3Q08. Diesel volume increased by 10% in the period (172,000 cubic meters), basically as a result of increased economic activity and commercial initiatives implemented by Ipiranga with major clients. Compared to 2Q08, sales volume at Ipiranga was up by 4% (112,000 cubic meters), reflecting typical seasonal variation between the two periods. In 9M08, Ipiranga’s sales volume amounts to 8,955,000 cubic meters, up 9% compared to Ipiranga Pro-forma volume in 9M07.

Oxiteno – Oxiteno's sales volume totaled 152,000 tons, an 11% decrease on 3Q07, as a consequence of (i) the scheduled stoppages for maintenance and expansion at the ethylene oxide unit at Mauá and ethanolamines unit at Camaçari, and (ii) lower glycol sales. Sales mix significantly improved, with specialty chemicals proportion increasing from 77% in 3Q07 to 86% in 3Q08. Oxiteno´s specialty chemicals sales volume in 3Q08 totaled 131,000 tons, flat compared to the volume sold in 3Q07, with a 61% increase in the sales of Oxiteno Mexico and Oxiteno Andina, offset by lower sales volume in Brazil, due to the scheduled maintenance stoppage at certain units afore mentioned. Glycol sales volume in 3Q08 was 46% lower than 3Q07, mostly as a result of a decrease in exports. Compared to 2Q08, Oxiteno's sales volume increased 4% driven by the seasonal variation between the two periods. Oxiteno sales volume in 9M08 totaled 434,000 tons, a 9% decrease on 9M07, as a result of scheduled maintenance stoppages at the Camaçari unit in 2Q08, and at Mauá / ethanolamine unit at Camaçari in 3Q08.

Ultracargo – Average storage volumes at Ultracargo measured in cubic meters in 3Q08 were 4% and 3% higher than in 3Q07 and 2Q08, respectively, due to the expansion at the Aratu terminal and an increase in the amount of chemicals and ethanol handled at the Santos terminal. In the transport segment, total kilometrage travelled increased 9% and 3% compared to 3Q07 and 2Q08, respectively, as a result of a new operation, which integrates the raw material transportation, in-house logistic operation in the customer’s facility and the delivery of final products to a large customer, which began in 2Q08. In 9M08, Ultracargo accumulates a positive variation of 8% on average storage measured in cubic meters, while kilometres travelled remained stable compared to 9M07.

Economic-Financial Performance

Net Sales and Services – Ultrapar's consolidated net sales and services amounted to R$ 7,739 million in 3Q08, 26% and 11% higher than the net sales and services reported in 3Q07 and 2Q08, respectively. In 9M08, Ultrapar's net sales and services totaled R$ 20,658 million, up 53% compared to the same period in 2007, as a consequence of the consolidation of Ipiranga’s net sales from 2Q07 and the growth in all business units.

Net Sales and Services (R$ million)

Ultragaz – Net sales and services at Ultragaz was R$ 917 million in 3Q08, up 13% on 3Q07 and up 7% compared to 2Q08, mainly as a result of a 5% higher volume sold and the increase in the cost of LPG for use in the bulk segment in 2008. In 9M08 Ultragaz's net sales and services totaled R$ 2,517 million, up 7% on 9M07.

Ipiranga – Net sales and services at Ipiranga totaled R$ 6,236 million in 3Q08, 28% and 11% higher than the net sales and services of Ipiranga in 3Q07 and 2Q08, respectively, as a result of (i) the volume sold up 11% and 4% in 3Q08, compared to 3Q07 and 2Q08, respectively and (ii) the increase in the diesel cost. In 9M08 Ipiranga's net sales and services totaled R$ 16,542 million, up 16% on 9M07 pro-forma.

Oxiteno – Oxiteno's net sales and services totaled R$ 494 million in 3Q08, up 12% on 3Q07, despite the 11% reduction in sales volume and the 13% appreciation in the Brazilian Real, as a consequence of a recovery in average prices in dollar terms derived from improved sales mix and commercial initiatives implemented by the company during the last twelve months. Compared to 2Q08, net sales were up 10%, as a result of a 4% increase in sales volume and a 5% improvement in average prices in dollar terms. Net sales and services in 9M08 amounted to R$ 1,357 million up 7% on 9M07.

Ultracargo – Ultracargo net sales and services amounted to R$ 72 million in 3Q08, up 21% on 3Q07 as a consequence of the increased volume stored and the start-up of a new integrated in-house logistics and transport operation. Compared to 2Q08, Ultracargo's net revenue was up 10%, as a result of the increase in volume stored at the Aratu terminal, the increase in the amount of ethanol handled at the Santos terminal and the new operations started in 2Q08. In 9M08, Ultracargo's net revenue totaled R$ 197 million, up 15% on 9M07.

Cost of Products Sold – Ultrapar's cost of products sold amounted to R$ 7,205 million in 3Q08, up 27% and 11% on 3Q07 and 2Q08, respectively. In 9M08, Ultrapar's cost of products sold totaled R$ 19,171 million, up 55% on 9M07, basically as a result of the addition of Ipiranga's cost of products sold from 2Q07 and the operations’ growth in the business units.

Ultragaz – Ultragaz's cost of products sold amounted to R$ 794 million in 3Q08, a 14% increase compared 3Q07, mainly as a result of the 5% increase in sales volume and the successive increases in the ex-refinery price for use in the bulk segment during 2008, with an accumulated impact of approximately R$ 400/ton in the cost of LPG for this segment. On a similar way, compared to 2Q08, Ultragaz's cost of products sold was up 7%, as a result of the 5% increase in the volume sold and the increase in the ex-refinery LPG price for use in the bulk segment in July, with an impact of approximately
R$ 70/ton. In 9M08 Ultragaz's cost of products sold totaled R$ 2,182 million, up 10% on 9M07.

Ipiranga – Ipiranga's cost of products sold amounted to R$ 5,939 million in 3Q08, up 29% and 12% on 3Q07 and 2Q08, respectively, as a result of the higher sales volume and the increase in the diesel cost, derived from the increase in the ex-refinery price in May 2008 and the mandatory increase in the percentage of bio-diesel added to diesel from July 2008. In 9M08, Ipiranga's cost of products sold totaled R$ 15,692 million, up 16% on 9M07 Pro-forma.

Oxiteno – The cost of products sold at Oxiteno in 3Q08 amounted to R$ 402 million, up 11% on 3Q07, despite the 11% reduction in sales volume and the 13% appreciation in the Brazilian Real, due to higher raw materials unit costs in dollar and the R$ 8 million impact of the scheduled maintenance stoppage at Mauá unit in 3Q08. Compared to 2Q08, Oxiteno's cost of products sold increased by 7%, as a result of the 4% increase in the volume sold and higher raw material unit cost in dollar in 3Q08. In 9M08 Oxiteno's cost of products sold amounted to R$ 1,114 million, up 9% on 9M07.

Ultracargo – Ultracargo's cost of services provided in 3Q08 amounted to R$ 49 million, up 35% and 9% compared to 3Q07 and 2Q08, respectively, as a consequence of (i) additional cost related to new operations, (ii) higher costs in the transport segment, mainly as a result of the increase in the diesel cost, and (iii) higher personnel expenses as a result of anual collective wage agreements. In 9M08 the cost of services provided was up 28% compared to 9M07.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 360 million in 3Q08, up 5% and 8% on 3Q07 and 2Q08, respectively. In 9M08, Ultrapar's sales, general and administrative expenses totaled R$ 1,029 million, up 23% on 9M07, mainly as a result of the addition of Ipiranga’s sales, general and administrative expenses added from 2Q07.

Ultragaz – Sales, general and administrative expenses at Ultragaz totaled R$ 88 million in 3Q08, up 5% on 3Q07, basically as a consequence of the 5% increase in the volume sold and the impact of inflation on personnel expenses. Compared to 2Q08, Ultragaz's sales, general and administrative expenses decreased by 3%, despite the 5% increase in the volume sold, as a result of the increase in marketing and commercial initiatives in the bottled segment in 2Q08, and cost reduction measures implemented. In 9M08 sales, general and administrative expenses totaled R$ 264 million, up 5% on 9M07.

Ipiranga – Sales, general and administrative expenses at Ipiranga totaled R$ 178 million in 3Q08, practically stable compared to 3Q07. Sales expenses were up by 14% on 3Q07, as a result of (i) the 11% increase in the volume sold, (ii) the increase in the diesel costs, with impact in freight expenses and (iii) higher expenses with advertising and marketing, including those related to the campaign of the Texaco acquisition and the launch of Ipirangashop.com. General and administrative expenses reduced by 14%, as a consequence of organizational optimizations implemented since the acquisition and the end of CPMF tax, partially offset by higher personnel expenses as a result of annual collective wage agreements, the increase in variable remuneration in line with the improvement in earnings, and higher environmental related expenses. Compared to 2Q08, sales, general and administrative expenses were up 16% as a result of the same reasons mentioned related to 3Q07, and lower expenses with advertising and marketing in 2Q08. In 9M08 Ipiranga's sales, general and administrative expenses totaled R$ 499 million, down 4% on 9M07 Pro-forma.

Oxiteno – Sales, general and administrative expenses at Oxiteno totaled R$ 60 million in 3Q08, up 7% compared to 3Q07, as a consequence of (i) an increase in the freight unit costs as a result of the increase in fuels cost, (ii) the addition of Oxiteno Andina's expenses from September 2007, (iii) higher personnel expenses as a result of annual collective wage agreements and (iv) the increase in variable remuneration. Compared to 2Q08, sales, general and administrative expenses were 5% up, in line with the volume sold in the period. Sales, general and administrative expenses in 9M08 were down 3% compared to 9M07.

Ultracargo – Sales, general and administrative expenses totaled R$ 20 million in 3Q08, up 18% on 3Q07, mainly as a result of higher personnel expenses related to the annual collective wage agreements and expenses related to new operations started-up in 1H08. Compared to 2Q08, sales, general and administrative expenses were stable. In 9M08, sales, general and administrative expenses totaled R$ 61 million, up 19% compared to 9M07.

EBITDA – Ultrapar presented earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 263 million in 3Q08, up 20% and 6% compared to 3Q07 and 2Q08 respectively. In 9M08, Ultrapar's EBITDA amounted to R$ 733 million, up 31% compared to 9M07, mainly as a consequence of the addition of Ipiranga´s EBITDA from 2Q07.

EBITDA (R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 66 million in 3Q08, up 7% compared to 3Q07 as a result of the increase in sales volume and the increase of R$ 4/ton in gross profit. Compared to 2Q08, EBITDA was up 22% as a result of (i) a 5% increase in sales volume, (ii) the gross profit per unit R$ 6/ton higher and (iii) lower general and administrative expenses. In 3Q08 Ultragaz reported EBITDA per unit of R$ 153/ton, higher than the R$ 131/ton reported in 2Q08 and the R$ 151/ton in 3Q07. In nine months, Ultragaz's EBITDA totaled R$ 161 million, 20% below the same period in 2007, as a result of a more competitive market in the bottled segment during 1H08.

Ipiranga – EBITDA at Ipiranga totaled R$ 142 million in 3Q08, up 35% on 3Q07, basically as a result of an 11% increase in sales volume and consequent higher operational leverage. Compared to 2Q08, EBITDA was 6% down, mainly as a result of higher sales expenses in 3Q08, and lower expenses with advertising and marketing in 2Q08. Ipiranga's EBITDA amounted to R$ 422 million, 38% higher than in 9M07.

Oxiteno – Oxiteno's EBITDA amounted to R$ 43 million in 3Q08, up 19% on 3Q07, basically as a result of the improved sales mix and commercial initiatives introduced by the company over the last 12 months, which resulted in a recovery in average prices in dollars, more than offseting higher raw material unit costs in dollars, the appreciation in the Brazilian Real and the impact on volume and costs related to the scheduled stoppages at Camaçari and Mauá. Compared to 2Q08, Oxiteno's EBITDA was 63% up as a result of increased sales volume and improvement in average prices in dollars. In 9M08, Oxiteno´s EBITDA totaled R$ 117 million, 8% up on 9M07.

Ultracargo – Ultracargo reported EBITDA of R$ 11 million in 3Q08, R$ 1 million lower than in 3Q07 as a result of higher costs in the transport segment and higher personnel expenses, which offset the effects of the increase in the products handled at the terminals and higher kilometrage travelled due to new operations. Compared to 2Q08, Ultracargo's EBITDA was 35% up as a result of the maturing of new operations started-up in 1H08. In 9M08 Ultracargo's EBITDA totaled R$ 30 million, 17% down compared to 9M07.

Financial Results – Ultrapar reported net financial expenses of R$ 25 million in 3Q08, R$ 5 million lower than the net expense of R$ 30 million in 3Q07. The decrease in net financial expenses in 3Q08 mainly reflects the reduction of Ultrapar's net debt in 9M08, as a result of the payments received from Petrobras and Braskem related to the Ipiranga acquisition. Ultrapar ended 3Q08 with net debt of R$ 798 million, compared to a net debt of R$ 1,278 million in 3Q07. Compared to 2Q08, financial expenses were R$ 8 million higher, as a result of higher interest rates and higher net debt.

Non-operating Results – Ultrapar's non-operating results in 3Q08 amounted to R$ 12 million, substantially as a result of the sale of assets, notably the equity interest in Petroquímica União S.A. formerly owned by Oxiteno.

Benefit of Tax Holidays – In 3Q08 Ultrapar's benefits of tax holidays totaled R$ 10 million, R$ 7 million higher than in 3Q07, basically as a result of Oxiteno’s tax benefits at the Camaçari unit which had expired in December 2006 and were renewed on October 31, 2007.

Net earnings – Consolidated net earnings in 3Q08 amounted to R$ 117 million, 374% up on 3Q07, basically as a result of (i) the 20% increase in EBITDA, (ii) the temporary effects on net debt and minority interest in 3Q07, related to the Ipiranga acquisition and (iii) the positive effect from the benefit of tax holidays, explained above. Compared to 2Q08, consolidated net earnings in 3Q08 were 12% higher, basically due to the increase in EBITDA between the periods.

Investment – Total investment, net of asset disposals and customers financing repayment, amounted to R$ 249 million in 3Q08, distributed as follows:

•	At Ultragaz R$ 57 million were spent on the expansion of its bulk distribution system (UltraSystem) and the purchase and renewal of LPG bottles and tanks.

•
At Ipiranga, R$ 62 million were invested. The investments were mostly concentrated on flag convertion of unbranded service stations, new service stations, renewal of contracts and improvements at service stations and distribution facilities, R$ 41 million referring to addition of property, plant and equipment and deferred assets, net of disposals and R$ 21 million referring to the financing and subsidies to customers[1], net of repayments.

•
At Oxiteno, R$ 160 million were invested, mostly concentrated on expanding production capacity, particularly in the conclusion of the fatty alcohols plant and in the expansion of ethylene oxide production capacity at Mauá facility and in the expansion of specialty chemicals production capacity.

•	Ultracargo invested R$ 14 million, basically on the expansion and maintenance of its terminals.

•	In August, 2008 Oxiteno sold the equity interest it owned in Petroquímica União S.A for R$ 46 million.

Investment in PP&E intangible and deferred assets 3Q08**	R$ million	% of total
Ultragaz	57	21%
Ipiranga	41	15%
Oxiteno	160	59%
Ultracargo	14	5%
Ultrapar	273	100%

1 Financing and bonuses for clients are included under working capital in the cash flow statement

Ultrapar In the Capital Markets

Ultrapar's average daily trading volume in 3Q08 was 154% higher than 3Q07, considering combined volume in Bovespa and the NYSE. Average daily trading volume in 3Q08 reached R$ 25 million/day, combining the trading on both stock exchanges, up 116% on 3Q07. In 3Q08, the worsening of the real-estate mortgage crisis in the United States, which resulted in the bankruptcy of some financial institutions and tighter liquidity in credit markets, led to a sharp fall on stock exchanges around the world resulting in the depreciation of the Ibovespa index by 18% and Dow Jones index by 22%, compared to 3Q07. In the same period, Ultrapar´s shares devaluated by 29% on Bovespa and 35% on NYSE. In 9M08, Ultrapar's shares devaluated by 20% on Bovespa and 28% on NYSE, compared to 22% devaluation in the Ibovespa index and 18% in the Dow Jones index.

Outlook

The new conditions prevailing in the world macroeconomic scenario requires more discipline on allocating capital and costs. Ultrapar has always prioritized a sound financial position and liquidity, which at this moment will be of greater value due to the crisis in the global financial system. On the operational aspect, our businesses are resilient to cope with this challenging environment. Ultragaz distributes LPG, a basic necessity good; Ipiranga’s growth outlook for 2009 is based on an additional demand resulting from the expansion in the size of Brazilian vehicle fleet occurred during 2008; while Oxiteno benefits from the combination of a weaker Real and lower oil prices.

Additionally, in 2009 we will focus on capturing benefits from recent investments. At Oxiteno, the expansion projects which have come on stream in the last few months will result in a significant increase in the volume of specialty chemical through the replacement of imports. Meanwhile, at Ipiranga and Ultracargo, we will be focusing on the planning and implementation of the benefits arising from the acquisition of Texaco and União Terminais.

Forthcoming Events

Conference Call / Webcast for analysts: November 7, 2008

Ultrapar will be holding a conference call for analysts on November 7, 2008, to comment on the company's performance in the third quarter of 2008 and future outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

National: 11 am (local time)
Telephone: +55 (11) 2188-0188
Code: Ultrapar

International: 12:30 pm (local time) /9:30 am (New York – U.S. Eastern Standard Time)
Participants in Brazil: 0800 891 0015
US participants: 1-800-860-2442
International participants: +1 (412) 858-4600
Code: Ultrapar

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial focus	3Q08	3Q07	2Q08	9M08	9M07
EBITDA margin Ultrapar	3%	4%	4%	4%	4%
Net margin Ultrapar	2%	0%	1%	2%	1%
Productivity	3Q08	3Q07	2Q08	9M08	9M07
EBITDA R$/ton Ultragaz	153	151	131	133	170
EBITDA R$/m3 Ipiranga[1]	45	37	49	47	37
EBITDA R$/ton Oxiteno	287	214	183	270	226
Focus on Human Resources	3Q08	3Q07	2Q08	9M08	9M07
Number of employees – Ultrapar	9,488	9,684	9,503	9,488	9,684
Number of employees – Ultragaz	4,203	4,479	4,269	4,203	4,479
Number of employees – Ipiranga[1]	2,063	2,259	2,098	2,063	2,259
Number of employees – Oxiteno	1,574	1,544	1,542	1,574	1,544
Number of employees – Ultracargo	1,373	1,186	1,325	1,373	1,186
Focused on capital markets	3Q08	3Q07	2Q08	9M08	9M07
Number of shares ('000)	136,096	81,325	136,096	136,096	81,325
Market capitalization [2] – R$ million	7,547	5,294	8,402	8,067	4,867
Bovespa	3Q08	3Q07	2Q08	9M08	9M07
Average daily volume (shares)	340,591	111,152	305,240	350,830	122,683
Average daily volume (R$ '000 shares)	18,910	7,258	18,825	20,805	7,340
Average share price (R$ /share)	55.5	65.3	61.7	59.3	59.8
NYSE	3Q08	3Q07	2Q08	9M08	9M07
Quantity of ADRs[3] ('000 ADRs)	10,645	9,992	10,868	10,645	9,992
Average daily volume (ADRs)	105,599	64,725	94,812	104,713	85,794
Average daily volume (US$ '000)	3,516	2,194	3,558	3,676	2,584
Average share price (US$ / ADRs)	33.3	33.9	37.5	35.1	30.1
Total[4]	3Q08	3Q07	2Q08	9M08	9M07
Average daily volume (shares)	446,190	175,878	400,052	455,544	208,477
Average daily volume (R$ '000 shares)	24,743	11,450	24,699	27,001	12,476

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

[1]	Information for 1Q07 consists of unaudited pro-forma figures for Ipiranga, inserted merely to provide a basis of comparison.
[2]	Calculated based on the weighted average price in the period.
[3]	1 ADR = 1 preferred share.
[4]	Total = BOVESPA + NYSE. From December 2007, includes 54,770,590 preferred shares issued by Ultrapar for the exchange of the shares of RPI, DPPI and CBPI.

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2008	2007	2008
ASSETS
Cash and cash equivalents	2,539.8	1,527.9	2,723.7
Trade accounts receivable	1,547.7	1,294.3	1,458.4
Inventories	856.0	566.4	664.6
Other	415.0	336.7	314.4
Total Current Assets	5,358.5	3,725.3	5,161.1

Investments	20.7	46.2	47.1
Property, plant and equipment and intangibles	2,757.8	2,180.0	2,566.2
Deferred charges	557.9	538.6	569.2
Long term investments	30.2	119.5	120.6
Other long term assets	539.6	479.3	534.4

Total Long Term Assets	3,906.2	3,363.6	3,837.5

TOTAL ASSETS	9,264.7	7,088.9	8,998.6

LIABILITIES
Loans and financing	1,636.5	564.9	1,731.0
Debentures	-	1,017.2	-
Suppliers	586.3	453.7	479.0
Payroll and related charges	144.8	120.8	125.6
Taxes	120.6	110.7	87.0
Other accounts payable	98.9	99.1	99.9
Total Current Liabilities	2,587.1	2,366.4	2,522.5

Loans and financing	1,731.3	993.5	1,518.5
Debentures	-	350.0	-
Income and social contribution taxes	1.9	26.7	1.7
Other long term liabilities	218.0	176.6	229.0
Total Long Term Liabilities	1,951.2	1,546.8	1,749.2
TOTAL LIABILITIES	4,538.3	3,913.2	4,271.7

STOCKHOLDERS' EQUITY
Capital	3,696.8	946.0	3,696.8
Capital reserve	1.1	0.8	1.1
Revalution reserves	10.6	12.0	11.0
Profit reserves	787.2	949.5	786.9
Retained earnings	192.7	100.1	194.6
Total Stockholders' Equity	4,688.4	2,008.4	4,690.4
Minority Interests	38.0	1,167.3	36.5
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,726.4	3,175.7	4,726.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	9,264.7	7,088.9	8,998.6

Cash and Long term investments	2,570.0	1,647.4	2,844.3
Debt	3,367.8	2,925.6	3,249.5
Net cash (debt)	(797.8)	(1,278.2)	(405.2)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2008	2007	2008	2008	2007

Net sales and services	7,738.6	6,162.8	6,992.4	20,658.4	13,518.0

Cost of sales and services	(7,204.6)	(5,684.2)	(6,504.7)	(19,170.5)	(12,339.3)

Gross profit	534.0	478.6	487.7	1,487.9	1,178.7

Operating expenses
Selling	(155.5)	(139.6)	(136.3)	(426.9)	(317.4)
General and administrative	(136.9)	(138.5)	(130.9)	(400.7)	(355.4)
Depreciation and amortization	(67.5)	(64.4)	(67.3)	(201.6)	(161.8)

Other operating income (expenses)	4.0	0.8	10.0	20.9	4.9

Income before equity and financial results	178.1	136.9	163.2	479.6	349.0

Financial results	(24.5)	(30.0)	(16.4)	(78.2)	(65.2)
Financial income	68.1	42.6	67.3	189.5	122.6
Financial expenses	(94.6)	(68.5)	(85.6)	(266.0)	(171.6)
Taxes on financial activities	2.0	(4.1)	1.9	(1.7)	(16.2)
Equity in earnings (losses) of affiliates
Affiliates	0.1	(0.1)	-	0.2	(0.2)

Nonoperating income (expense)	12.2	(1.0)	0.9	19.4	(2.9)

Income before taxes and profit sharing	165.9	105.8	147.7	421.0	280.7

Provision for income and social contribution tax	(54.7)	(31.3)	(47.3)	(126.2)	(86.7)
Benefit of tax holidays	10.1	3.4	7.4	26.1	9.5

Income before minority interest	121.3	77.9	107.8	320.9	203.5

Employees statutory interest	(3.1)	(1.7)	(2.7)	(7.0)	(4.5)
Minority interest	(1.5)	(51.6)	(1.2)	(3.2)	(99.8)

Net Income	116.7	24.6	103.9	310.7	99.2

EBITDA	262.6	218.1	247.7	733.0	558.5
Depreciation and amortization	87.6	82.8	87.2	260.4	213.9
Total investments, net of write-off and repayments	249.0	252.1	302.4	757.1	1,277.2

RATIOS

Earnings / share - R$	0.86	0.30	0.76	2.28	1.22

Net debt / Stockholders' equity	0.17	0.40	0.09
Net debt / LTM EBITDA	0.76	1.47	0.41
Net interest expense / EBITDA	0.09	0.14	0.07	0.11	0.12
Gross margin	6.9%	7.8%	7.0%	7.2%	8.7%
Operating margin	2.3%	2.2%	2.3%	2.3%	2.6%
EBITDA margin	3.4%	3.5%	3.5%	3.5%	4.1%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - SEP
	2008	2007

Cash Flows from operating activities	275.3	348.4
Net income	310.7	99.2
Minority interest	3.2	99.8
Depreciation and amortization	260.4	213.9
Working capital	(551.9)	(28.2)
Financial expenses (A)	293.5	29.2
Deferred income and social contribution taxes	(0.4)	(46.0)
Other (B)	(40.2)	(19.5)

Cash Flows from investing activities	(713.1)	(1,228.1)
Additions to property, plant, equipment and deferred charges (C)	(653.3)	(496.0)
Acquisition of minority interests (D)	(59.8)	(732.1)

Cash Flows from (used in) financing activities	1,264.1	662.6
Issuances of short term debt	1,490.0	1,196.7
Amortization of short term debt	(2,245.3)	(1,335.6)
Issuances of long term debt	649.2	869.1
Related companies	(4.2)	(4.6)
Dividends paid (E)	(356.9)	(63.0)
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	1,731.3	-

Net increase (decrease) in cash and cash equivalents	826.3	(217.1)

Cash from subsidiaries acquired (F) (G)	-	246.4

Cash and cash equivalents at the beginning of the period (F)	1,743.7	1,618.1

Cash and cash equivalents at the end of the period (F)	2,570.0	1,647.4

Supplemental disclosure of cash flow information
Cash paid for interest (G)	135.5	99.4
Cash paid for taxes on income (H)	81.8	60.9

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the property, plant and equipment according to Law Complemental no. 102/2000.
(D)	In 2008 refers to purchase of Ultrapar shares to be held in treasury and the sale of the equity interest it owned in Petroquímica União S.A.
(E)	Including dividends paid by Ultrapar and its subsidiaries.
(F)	Included long term investments.
(G)	Included in cash flow used in financing activities.
(H)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	190.5	166.3	187.4
Trade accounts receivable - noncurrent portion	14.4	12.5	11.2
Inventories	36.0	36.8	29.7
Other	9.3	14.7	10.7
Property, plant and equipment and intangibles	445.4	392.7	421.2
Deferred charges	92.7	89.3	90.1

TOTAL OPERATING ASSETS	788.3	712.3	750.3

OPERATING LIABILITIES
Suppliers	25.8	27.7	44.1
Payroll and related charges	48.8	41.0	45.7
Taxes	7.1	4.5	5.9
Other accounts payable	1.7	1.6	2.0

TOTAL OPERATING LIABILITIES	83.4	74.8	97.7
   *As from second quarter of 2007, we started to include "Long term trade accounts receivable" in the operating assets

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2008	2007	2008	2008	2007

Net sales	917.2	809.4	853.6	2,516.6	2,342.4

Cost of sales and services	(793.9)	(693.8)	(738.8)	(2,181.6)	(1,981.8)

Gross profit	123.3	115.6	114.8	335.0	360.6

Operating expenses
Selling	(30.3)	(28.7)	(31.1)	(88.2)	(86.0)
General and administrative	(26.1)	(24.9)	(27.8)	(82.3)	(74.8)
Depreciation and amortization	(31.2)	(29.7)	(31.1)	(93.0)	(89.2)

Other operating results	(0.8)	-	(1.8)	(3.7)	0.5

EBIT	34.9	32.3	23.0	67.8	111.1

EBITDA	66.1	62.0	54.0	160.8	200.3
Depreciation and amortization	31.2	29.7	31.1	93.0	89.2

RATIOS

Gross margin	13.4%	14.3%	13.4%	13.3%	15.4%
Operating margin	3.8%	4.0%	2.7%	2.7%	4.7%
EBITDA margin	7.2%	7.7%	6.3%	6.4%	8.6%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	1,087.5	900.4	1,028.0
Trade accounts receivable - noncurrent portion	185.9	151.6	182.6
Inventories	424.2	284.3	268.8
Other	74.9	65.1	70.1
Property, plant and equipment and intangibles	728.8	696.2	717.8

TOTAL OPERATING ASSETS	2,501.3	2,097.6	2,267.3

OPERATING LIABILITIES
Suppliers	431.0	312.9	314.2
Payroll and related charges	47.4	42.0	39.4
Post-retirement benefits	80.2	74.3	80.2
Taxes	62.1	27.6	59.5
Other accounts payable	6.1	22.5	30.8

TOTAL OPERATING LIABILITIES	626.8	479.3	524.1

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2008	2007	2008	2008	2007

Net sales	6,236.0	4,857.8	5,603.9	16,542.2	14,321.1

Cost of sales and services	(5,939.2)	(4,597.7)	(5,320.8)	(15,692.1)	(13,565.1)

Gross profit	296.8	260.1	283.1	850.1	756.0

Operating expenses
Selling	(98.2)	(85.0)	(79.7)	(263.9)	(233.3)
General and administrative	(59.2)	(69.8)	(53.4)	(171.9)	(222.3)
Depreciation and amortization	(21.1)	(21.0)	(21.0)	(63.0)	(63.4)

Other operating results	4.1	(0.2)	2.5	9.2	4.7

EBIT	122.4	84.1	131.5	360.5	241.7

EBITDA	142.2	105.0	151.4	421.5	305.2
Depreciation and amortization	22.9	22.6	22.6	68.0	68.0
Employees statutory interest	3.1	1.7	2.7	7.0	4.5

RATIOS

Gross margin	4.8%	5.4%	5.1%	5.1%	5.3%
Operating margin	2.0%	1.7%	2.3%	2.2%	1.7%
EBITDA margin	2.3%	2.2%	2.7%	2.5%	2.1%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	230.3	202.7	200.2
Inventories	380.5	233.0	337.2
Other	168.8	142.6	163.9
Property, plant and equipment and intangibles	1,315.7	854.1	1,164.9
Deferred charges	16.9	17.2	24.0

TOTAL OPERATING ASSETS	2,112.2	1,449.6	1,890.2

OPERATING LIABILITIES
Suppliers	117.6	109.2	110.5
Payroll and related charges	35.3	26.8	27.8
Taxes	19.1	9.5	12.0
Other accounts payable	7.1	10.0	5.2

TOTAL OPERATING LIABILITIES	179.1	155.5	155.5

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2008	2007	2008	2008	2007

Net sales	493.6	440.8	447.3	1,357.4	1,266.2

Cost of goods sold
Variable	(353.6)	(320.2)	(326.5)	(974.1)	(902.2)
Fixed	(38.3)	(31.3)	(39.1)	(108.9)	(92.9)
Depreciation and amortization	(10.4)	(10.2)	(10.1)	(30.7)	(30.2)

Gross profit	91.3	79.1	71.6	243.7	240.9

Operating expenses
Selling	(26.6)	(25.6)	(25.2)	(73.7)	(77.4)
General and administrative	(31.2)	(28.1)	(29.7)	(86.9)	(87.8)
Depreciation and amortization	(1.8)	(2.2)	(2.2)	(6.2)	(6.6)

Other operating results	(0.5)	1.0	(0.2)	3.4	2.3

EBIT	31.2	24.2	14.3	80.3	71.4

EBITDA	43.4	36.6	26.6	117.2	108.2
Depreciation and amortization	12.2	12.4	12.3	36.9	36.8

RATIOS

Gross margin	18.5%	17.9%	16.0%	18.0%	19.0%
Operating margin	6.3%	5.5%	3.2%	5.9%	5.6%
EBITDA margin	8.8%	8.3%	5.9%	8.6%	8.5%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	SEP	SEP	JUN
	2008	2007	2008
OPERATING ASSETS
Trade accounts receivable	42.4	29.6	44.0
Inventories	4.1	3.9	3.6
Other	11.0	8.0	11.3
Property, plant and equipment and intangibles	243.3	221.8	237.5
Deferred charges	6.3	6.6	5.8

TOTAL OPERATING ASSETS	307.1	269.9	302.2

OPERATING LIABILITIES
Suppliers	16.9	9.7	15.9
Payroll and related charges	12.3	10.3	11.1
Taxes	2.5	1.9	2.9
Other accounts payable	0.3	0.5	0.3

TOTAL OPERATING LIABILITIES	32.0	22.4	30.2

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2008	2007	2008	2008	2007

Net sales	71.7	59.3	65.2	196.8	170.6

Cost of sales and services	(49.3)	(36.5)	(45.2)	(133.4)	(104.0)

Gross profit	22.4	22.8	20.0	63.4	66.6

Operating expenses
Selling	(0.2)	(0.1)	(0.2)	(0.6)	(0.5)
General and administrative	(19.8)	(16.9)	(19.8)	(58.7)	(50.0)
Depreciation and amortization	(0.4)	(0.4)	(0.4)	(1.4)	(0.6)

Other operating results	1.0	-	0.5	2.8	0.7

EBIT	3.0	5.4	0.1	5.5	16.2

EBITDA	11.3	12.4	8.4	29.8	35.9
Depreciation and amortization	8.3	7.0	8.2	24.2	19.7

RATIOS

Gross margin	31.2%	38.4%	30.7%	32.2%	39.0%
Operating margin	4.2%	9.1%	0.2%	2.8%	9.5%
EBITDA margin	15.8%	20.9%	12.9%	15.1%	21.0%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
(US$ millions)	2008	2007	2008	2008	2007

Net sales
Ultrapar	4,640.0	3,216.3	4,222.2	12,247.1	6,752.6
Ultragaz	549.9	422.4	515.4	1,491.9	1,170.1
Ipiranga*	3,739.1	2,535.2	3,383.8	9,806.9	7,153.8
Oxiteno	296.0	230.1	270.1	804.7	632.5
Ultracargo	43.0	31.0	39.4	116.7	85.2

EBIT
Ultrapar	106.8	71.4	98.5	284.3	174.3
Ultragaz	20.9	16.9	13.9	40.2	55.5
Ipiranga*	73.4	43.9	79.4	213.7	120.7
Oxiteno	18.7	12.6	8.6	47.6	35.7
Ultracargo	1.8	2.8	0.1	3.3	8.1

Operating margin
Ultrapar	2%	2%	2%	2%	3%
Ultragaz	4%	4%	3%	3%	5%
Ipiranga*	2%	2%	2%	2%	2%
Oxiteno	6%	5%	3%	6%	6%
Ultracargo	4%	9%	0%	3%	9%

EBITDA
Ultrapar	157.5	113.8	149.6	434.6	279.0
Ultragaz	39.6	32.4	32.6	95.3	100.1
Ipiranga*	85.3	54.8	91.4	249.9	152.5
Oxiteno	26.0	19.1	16.1	69.5	54.0
Ultracargo	6.8	6.5	5.0	17.7	17.9

EBITDA margin
Ultrapar	3%	4%	4%	4%	4%
Ultragaz	7%	8%	6%	6%	9%
Ipiranga*	2%	2%	3%	3%	2%
Oxiteno	9%	8%	6%	9%	9%
Ultracargo	16%	21%	13%	15%	21%

Net income
Ultrapar	70.0	12.8	62.7	184.2	49.6

Net income / share (US$)	0.51	0.16	0.46	1.35	0.61
*The accumulated information of 2007 is pro forma, non audited, inserted only to supply a comparison base.

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in September/2008							Index/	Interest Rate %
						Ultrapar	Ultrapar	Currency	Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Consolidated
Foreign Currency

Sindicated loan	-	116.3	-	-	-	-	116.3	US$ + LIBOR	1.3	1.3	2011
Notes	117.8	-	-	-	-	-	117.8	US$	9.0	9.0	2020
Notes	488.2	-	-	-	-	-	488.2	US$	7.3	7.3	2015
Working capital loan	-	9.1	-	-	-	-	9.1	MX$ + TIIE	1.2	1.2	2008
Foreign financing	-	23.0	-	-	-	-	23.0	US$ + LIBOR	2.0	2.0	2009
Financings for Property Plant and Equipment	-	17.7	-	-	-	-	17.7	MX$ + TIIE	1.0	2.0	2009 to 2014
Financings for Property Plant and Equipment	-	13.5	-	3.1	-	-	16.6	US$ + LIBOR	1.5	2.1	2009 to 2011
Financings for Property Plant and Equipment	-	0.3	-	-	-	-	0.3	BS	28.0	28.0	2013
Import Financing	-	-	-	-	4.1	-	4.1	US$ + LIBOR	1.0	1.0	2008
Advances on Foreign Exchange Contracts	-	126.6	-	-	-	-	126.6	US$	3.6	7.9	< 242 days
National Bank for Economic	2.2	-	1.5	-	-	-	3.7	UMBNDES	8.5	9.2	2008 to 2011
and Social Development - BNDES	13.2	12.0	1.0	-	-	-	26.2	US$	6.5	9.7	2010 to 2014

Subtotal	621.4	318.5	2.5	3.1	4.1	-	949.6

Local Currency

National Bank for Economic
and Social Development - BNDES	109.0	107.6	62.1	1.0	-	-	279.7	TJLP	1.5	4.9	2008 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	6.3	11.3	26.6	-	-	44.2	TJLP	2.7	5.1	2008 to 2013
Research and projects financing (FINEP)	-	64.3	-	-	-	-	64.3	TJLP	(2.0)	5.0	2009 to 2014
Promissory note	-	-	-	-	-	1,285.2	1,285.2	CDI	103.2	103.2	2009
Banco do Nordeste do Brasil	-	103.5	-	-	-	-	103.5	FNE	8.5	10.0	2018
Financial institution	-	-	-	104.9	-	-	104.9	CDI	100.0	100.0	2010
Working capital loan	-	-	-	503.9	-	-	503.9	CDI	91.0	95.0	2009 to 2010
Working capital loan	-	-	-	-	28.1	-	28.1	CDI	107.0	107.0	2009
Financings for Property Plant and Equipment	-	-	-	4.2	-	-	4.2	CDI	0.3	0.5	2009 to 2011
Other	-	-	0.2	-	-	-	0.2

Subtotal	109.0	281.7	73.6	640.6	28.1	1,285.2	2,418.2

Total	730.4	600.2	76.1	643.7	32.2	1,285.2	3,367.8

Composition per Annum

Up to 1 Year	49.0	221.4	29.9	18.8	32.2	1,285.2	1,636.5
From 1 to 2 Years	24.7	60.6	21.0	617.4	-	-	723.7
From 2 to 3 Years	23.6	169.7	10.1	5.4	-	-	208.8
From 3 to 4 Years	23.4	44.3	9.7	1.5	-	-	78.9
From 4 to 5 Years	14.2	38.9	4.8	0.6	-
Thereafter	595.5	65.3	0.6	-	-	-	661.4

Total	730.4	600.2	76.1	643.7	32.2	1,285.2	3,367.8

TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar from Venezuela / FNE = Financing of Northeast Fund

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS(12/2008)

Date, Time and Location:
November 5, 2008, at 2:30 p.m. at the Company’s Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343, 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors, duly signed below and the member of the Fiscal Council, Flávio César Maia Luz.

Discussed and approved matters:

1.	After having examined and discussed the Company's performance in the third quarter of the current year, the members of the Board of Directors approved the respective financial statements.

2.
The members of the Board of Directors have authorized the Company to act as an intervenient in a financing credit line contract from the Brazilian National Social and Economic Development Bank – BNDES, up

(Minutes of Board of Directors Meeting of Ultrapar Participações S.A., November  05, 2008)

to a limit of R$ 1,187,295,000.00 (one billion , one hundred and eighty-seven million , two hundred and ninety-five thousand reais ), amount approved by the BNDES according to Decision Nº833/2008, to be disbursed according to the Company’s Multi-Annual Investment Plan estimated for the next five years, to be distributed to the following subsidiaries: Bahiana Distribuidora de Gás Ltda.; Companhia Brasileira de Petróleo Ipiranga; Companhia Ultragaz S.A.; Distribuidora de Produtos de Petróleo Ipiranga S.A.; Empresa Carioca de Produtos Químicos S.A.; Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.; Oxiteno Nordeste S.A. Indústria e Comércio; Oxiteno S.A. Indústria e Comércio; Petrolog Serviços de Armazéns Gerais Ltda.; Transultra Armazenamento e Transporte Especializado Ltda.; Tropical Transportes Ipiranga Ltda. and Tequimar – Terminal Químico de Aratu S.A.

Observations: the deliberations were approved by all those board members present, except for board member Renato Ochman, who abstained from voting.

Once there were no further matters to discuss, the meeting was closed, the minutes of this meeting were transcribed, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho

Chairman	Vice President

Ana Maria Levy Villela Igel – Board Member

(Minutes of Board of Directors Meeting of Ultrapar Participações S.A., November  05, 2008)

Paulo Vieira Belotti – Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Luiz Carlos Teixeira – Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 5, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(3Q Earnings Release, Board Minutes)